# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Newmark Group, Inc., CIK 0001690680
CUSIP: 65158N102
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 125 PARK AVENUE, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 10/06/2025
Filed by CIK 0001024896
Persons authorized to receive notices and communications: Stephen M. Merkel, Esq., Cantor Fitzgerald, L.P., 499 Park Avenue, New York, New York (NY), 10022, (212) 610-2200

## Reporting persons
- Cantor Fitzgerald, L.P. (CIK 0001024896): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 39,281,344; sole dispositive power 0; shared dispositive power 39,281,344; aggregate amount beneficially owned 39,281,344 (19.9% of the class)
- CF Group Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 40,660,282; sole dispositive power 0; shared dispositive power 40,660,282; aggregate amount beneficially owned 40,660,282 (20.5% of the class)
- Brandon G. Lutnick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,335; shared voting power 44,022,715; sole dispositive power 3,335; shared dispositive power 44,022,715; aggregate amount beneficially owned 44,026,050 (22.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Newmark Group, Inc.
Address of issuer's principal executive offices: 125 PARK AVENUE, NEW YORK, New York (NY), 10017
Comment:
This Amendment No. 5A (this "Amendment") amends the Schedule 13D, dated March 19, 2018 (the "Original 13D"), subsequently amended by Amendment No. 1 to the Original 13D, dated December 12, 2018 ("Amendment No. 1"), Amendment No. 2 to the Original 13D, dated November 21, 2024 ("Amendment No. 2"), Amendment No. 3 to the Original 13D, dated February 19, 2025 ("Amendment No. 3"), and Amendment No. 4 to the Original 13D, dated May 19, 2025 ("Amendment No. 4") filed by Cantor Fitzgerald, L.P., a Delaware limited partnership ("CFLP"), CF Group Management, Inc., a New York corporation ("CFGM,"), and Howard W. Lutnick. This Amendment is being filed by CFLP, CFGM and Mr. Brandon G. Lutnick (collectively, the "Reporting Persons"). Except as specifically provided herein, this Amendment No. 5A does not modify any of the information previously reported in the Original 13D as so amended. Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4, as the case may be.

Unless otherwise noted, the terms "Class A Common Stock" and "Class B Common Stock" refer to the Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share, respectively, of Newmark Group, Inc., a Delaware corporation (the "Company" or "Newmark"), and the term "Common Stock" refers to the Class A Common Stock and the Class B Common Stock, collectively.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented with the information in Item 4 responsive hereto, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the following:

Completion of Howard W. Lutnick Divestiture

In accordance with the transactions detailed below, Mr. Howard W. Lutnick, the U.S. Secretary of Commerce and the Company's former Executive Chairman and former Chairman of the Board of Directors of the Company, has completed his previously announced divestiture of his holdings in the Company in connection with his appointment as the U.S. Secretary of Commerce. Mr. Howard W. Lutnick no longer has any voting or dispositive power over any of the securities of the Company and the Reporting Persons understand that he will file Amendment No. 5B as his final amendment to the Original 13D to reflect his zero ownership.

Acquisition of CFGM Voting Shares by Trusts Controlled by Mr. Brandon G. Lutnick

As previously disclosed in Amendment No. 4, on May 16, 2025, Howard W. Lutnick, in his capacity as trustee of a trust, entered into agreements to sell to trusts controlled by Brandon G. Lutnick (the "Purchaser Trusts") all of the voting shares of CFGM, which is the managing general partner of CFLP. On October 6, 2025, the transactions under such agreements closed. The aggregate purchase price for such sales was $200,000, and was paid using cash on hand at the Purchaser Trusts.

Acquisitions of Interests in Tangible Benefits and KBCR by Trusts Controlled by Mr. Brandon G. Lutnick

As previously disclosed in Amendment No. 4, on May 16, 2025, Mr. Howard W. Lutnick, in his capacity as trustee of a trust, entered into an agreement to sell to certain other trusts controlled by Mr. Brandon G. Lutnick certain interests, including all outstanding equity interests held by a trust controlled by Mr. Howard W. Lutnick in Tangible Benefits, LLC, a Delaware limited liability company ("Tangible Benefits"), and KBCR Management Partners, LLC, a Delaware limited liability company ("KBCR"), both of which hold shares of the Company. On October 6, 2025, the transactions under such agreements closed concurrently with the closing of the sale of the voting shares of CFGM described above. The aggregate purchase price of the interests in KBCR and Tangible Benefits was $13,096,795.70 and was paid using cash on hand at the purchasing trusts.

Following the closing of the transactions described above, Brandon G. Lutnick may be deemed to have beneficial ownership of 58.6% of the total voting power of the outstanding Common Stock of the Company and Howard W. Lutnick no longer has beneficial ownership over such securities.

********
Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Company and reserve the right to develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The information set forth in this Item 5 is based upon an aggregate of 157,645,372 shares of Class A Common Stock outstanding as of October 1, 2025, which, as of the same date, reflects the effect of all monetizations, unit redemptions, exchanges, dispositions, or other transactions reported in the public filings of the Company and/or in Section 16(a) reports of the relevant persons since the filing of Amendment No. 4.

CFLP is the beneficial owner of, and has shared voting and shared dispositive power with respect to, (i) an aggregate of 20,932,207 shares of Class A Common Stock acquirable by CFLP upon conversion of 20,932,207 shares of Class B Common Stock held directly by CFLP and (ii) 18,349,137 shares of Class A Common Stock acquirable by CFLP upon exchange of 19,787,703 exchangeable limited partnership interests ("Holdings Units") of Newmark Holdings, L.P. held directly by CFLP which are exchangeable by CFLP for either Class A Common Stock or Class B Common Stock at the current exchange ratio (which is subject to adjustment) of 0.9273 shares of Common Stock per Holdings Unit. CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Brandon G. Lutnick, who controls the trusts that hold all of the voting shares of CFGM and is also the Chairman and Chief Executive Officer of CFGM.

CFGM is the beneficial owner of, and has shared voting and shared dispositive power with respect to, (i) 20,932,207 shares of Class A Common Stock acquirable by CFLP upon conversion of 20,932,207 shares of Class B Common Stock held directly by CFLP, (ii) 353,326 shares of Class A Common Stock acquirable by CFGM upon conversion of 353,326 shares of Class B Common Stock held directly by CFGM, (iii) 18,349,137 shares of Class A Common Stock acquirable upon exchange of 19,787,703 exchangeable Holdings Units held directly by CFLP at the current exchange ratio (which is subject to adjustment) of 0.9271 shares of Common Stock per Holdings Unit, and (iv) 1,025,612 shares of Class A Common Stock held directly.

Mr. Brandon G. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 3,335 shares of Class A Common Stock held directly. In addition, Mr. Brandon G. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 20,932,207 shares of Class A Common Stock acquirable by CFLP upon conversion of 20,932,207 shares of Class B Common Stock held directly by CFLP;

(b) 353,326 shares of Class A Common Stock acquirable by CFGM upon conversion of 353,326 shares of Class B Common Stock held directly by CFGM;

(c) 18,349,137 shares of Class A Common Stock acquirable upon exchange of 19,787,703 exchangeable Holdings Units held directly by CFLP at the current exchange ratio (which is subject to adjustment) of 0.9273 shares of Common Stock per Holdings Unit;

(d) 1,025,612 shares of Class A Common Stock held directly by CFGM;

(e) 746,955 shares of Class A Common Stock held by Tangible Benefits, through Mr. Brandon G. Lutnick's position as manager of Tangible Benefits and as trustee with decision making control of a trust which holds all of the issued and outstanding equity interests of Tangible Benefits;

(f) 907,803 shares of Class A Common Stock held by various trust accounts for the benefit of the descendants of Mr. Howard Lutnick and his immediate family, through Mr. Brandon G. Lutnick's position as trustee with decision making control;

(g) 246,114 shares of Class A Common Stock held by various trust accounts for the benefit of members of Mr. Howard Lutnick's immediate family, through Mr. Brandon G. Lutnick's position as trustee with decision making control;

(h) 1,362,415 shares of Class A Common Stock owned of record by KBCR, through Mr. Brandon G. Lutnick's position as manager of KBCR and as trustee with decision making control of trusts which hold all of the issued and outstanding equity interests of KBCR; and

(i) 99,146 shares of Class A Common Stock held by LFA, LLC, a Delaware limited liability company ("LFA"), through Mr. Brandon G. Lutnick's position as manager of LFA.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to, 1,362,415 shares of Class A Common Stock held by it.

Mr. Stephen M. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, 71,098 shares of Class A Common Stock, comprised of (i) 59,605 shares of Class A Common Stock held directly, and (ii) 11,493 shares of Class A Common Stock held in Mr. Merkel's 401(k) account (as of October 1, 2025). In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to, 2,901 shares of Class A Common Stock held in trusts for the benefit of Mr. Merkel's immediate family, of which Mr. Merkel's spouse is the sole trustee.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 47,140 shares of Class A Common Stock held by her. In addition, Ms. Edith Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 68,185 shares of Class A Common Stock held by LFA attributable to her as holder of the majority of the units of LFA.

Mr. Kyle S. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 6,006 shares of Class A Common Stock held directly, and (ii) 537 shares of Class A Common Stock held in his 401(k) account (as of October 1, 2025).

Mr. Danny Salinas does not beneficially own any shares of Class A Common Stock.

As previously reported, CFLP has pledged to Bank of America, N.A., pursuant to a Put and Pledge Agreement, originally dated as of December 27, 2017 and as most recently amended and restated effective October 5, 2023, 5,000,000 shares of the Company's Class B Common Stock in connection with a loan program established for certain employees and partners of CFLP and its affiliates.

Number of shares and percent of Class A Common Stock beneficially owned by each of the Reporting Persons and the other persons listed below:

Number of Shares of Class A Common Stock:

Person Number of Shares
CFLP 39,281,344
CFGM 40,660,282
Mr. Brandon G. Lutnick 44,026,050
KBCR 1,362,415
Mr. Merkel 73,999
Ms. Lutnick 115,325
Mr. Kyle S. Lutnick 6,543
Mr. Salinas 0

Percent of Class A Common Stock:

Person Percentage
CFLP 20.9%
CFGM 20.5%
Mr. Brandon G. Lutnick 22.3%
KBCR *
Mr. Merkel *
Ms. Lutnick *
Mr. Kyle S. Lutnick *
Mr. Salinas *

* less than 1%

(b)
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares of Class A Common Stock beneficially owned as to which the Reporting Persons and each of the other persons listed below has:

(i) sole power to vote or direct the vote:

Person Number of Shares
CFLP 0
CFGM 0
Mr. Brandon G. Lutnick 3,335
KBCR 0
Mr. Merkel 71,098
Ms. Lutnick 47,140
Mr. Kyle S. Lutnick 6,543
Mr. Salinas 0

(ii) shared power to vote or direct the vote:

Person Number of Shares
CFLP 39,281,344
CFGM 40,660,282
Mr. Howard Lutnick 0
Mr. Brandon G. Lutnick 44,022,715
KBCR 1,362,415
Mr. Merkel 2,901
Ms. Lutnick 68,185
Mr. Kyle S. Lutnick 0
Mr. Salinas 0

(iii) sole power to dispose or to direct the disposition:

Person Number of Shares
CFLP 0
CFGM 0
Mr. Brandon G. Lutnick 3,335
KBCR 0
Mr. Merkel 15,939
Ms. Lutnick 47,140
Mr. Kyle S. Lutnick 6,543
Mr. Salinas 0

(iv) shared power to dispose of or to direct the disposition:

Person Number of Shares
CFLP 39,281,344
CFGM 40,660,282
Mr. Brandon G. Lutnick 44,022,715
KBCR 1,362,416
Mr. Merkel 2,901
Ms. Lutnick 68,185
Mr. Kyle S. Lutnick 0
Mr. Salinas 0
Transactions in the class effected during the past sixty days:
See Item 4 of this Amendment, which is incorporated by reference herein.

As previously reported, on July 29, 2025, the Company granted Mr. Merkel 68,302 shares of Class A Common Stock following the redemption and cancellation of 73,657 of Mr. Merkel's non-exchangeable limited partnership interests ("Interests") of Newmark Holdings, L.P. previously held by Mr. Merkel, at the then-current exchange ratio of 0.9273 shares of Class A Common Stock per Interest, delivered less 13,158 shares withheld by the Company for taxes at $14.37 per share, in the amount of 55,144 net shares.
Other persons with the right to receive dividends or sale proceeds: The beneficiaries of the trusts for which Brandon G. Lutnick is the trustee have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by such trusts. The members of LFA have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by it. The beneficiaries of the trusts for the benefit of Mr. Merkel's immediate family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by each of them.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented with the below information and the information contained in Item 4 and Item 5 responsive hereto, which is incorporated by reference herein.

On May 16, 2025, Brandon G. Lutnick, Kyle S. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, each in their capacity as trustees of the Purchaser Trusts described above and other trusts, KBCR, Tangible Benefits and LFA entered into a voting and transfer agreement relating to securities of the Company held by the trusts and entities, with the voting and transfer provisions of such agreement effective as of October 6, 2025. Such agreement, which is filed herewith as Exhibit 13, is incorporated into this Item 6.

On October 6, 2025, in connection with the completion of the divestiture of his holdings in the Company, Mr. Howard W. Lutnick granted an irrevocable proxy to Mr. Brandon G. Lutnick with respect to the voting of the shares of Common Stock held of record by Mr. Howard W. Lutnick as of the record date for the 2025 annual meeting of the Company's stockholders, authorizing Mr. Brandon Lutnick to votes all such shares in his discretion on all matters that may properly come before such annual meeting. Such proxy, which is filed herewith as Exhibit 19, is incorporated into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following:

Exhibit 12: Joint Filing Agreement, dated as of October 6, 2025, by and among the Reporting Persons

Exhibit 13: Voting and Transfer Agreement, dated as of May 16, 2025, by and among Brandon G. Lutnick, Kyle S. Lutnick,Casey J. Lutnick, Ryan G. Lutnick, in each case in their capacity as (a) Distribution Trustees and Investment Trustees of theKSL Management Trust, (b) Distribution Trustees and Investment Trustees of the BGL Management Trust, (c) DistributionTrustees and Investment Trustees of the CJL Management Trust, (d) Distribution Trustees and Investment Trustees of theRGL Management Trust, (e) Individual Trustees of the Lutnick 1999 Descendants' Trust, (f) Investment Trustees of theHoward W. Lutnick 2007 Descendants Trust and (g) Investment Trustees of the Lutnick 2020 Descendants Trust; KBCR Management Partners, LLC; Tangible Benefits, LLC; and LFA, LLC.

Exhibit 14 Purchase Agreement, dated as of May 16, 2025, by and between Howard W. Lutnick, as Trustee of the HowardW. Lutnick Revocable Trust, and Kyle S. Lutnick, Brandon G. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, as Investment Trustees of the BGL Management Trust.

Exhibit 15: Purchase Agreement, dated as of May 16, 2025, by and between Howard W. Lutnick, as Trustee of the HowardW. Lutnick Revocable Trust, and Kyle S. Lutnick, Brandon G. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, as Investment Trustees of the KSL Management Trust.

Exhibit 16: Purchase Agreement, dated as of May 16, 2025, by and between Howard W. Lutnick, as Trustee of the HowardW. Lutnick Revocable Trust, and Kyle S. Lutnick, Brandon G. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, as Investment Trustees of the RGL Management Trust.

Exhibit 17: Purchase Agreement, dated as of May 16, 2025, by and between Howard W. Lutnick, as Trustee of the HowardW. Lutnick Revocable Trust, and Kyle S. Lutnick, Brandon G. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, as Investment Trustees of the CJL Management Trust.

Exhibit 18: Purchase Agreement, dated as of May 16, 2025, by and among Howard W. Lutnick, as Trustee of the HWLPersonal Asset Trust and Allison Lutnick; and Kyle S. Lutnick, Brandon G. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, as Trustees of the Lutnick 1999 Descendants' Trust.

Exhibit 19: Proxy for Voting Shares Beneficially Owned by Howard W. Lutnick as of the Record Date of 9/23/2025, dated as of October 6, 2025, granted by Howard L. Lutnick to Brandon G. Lutnick

## Signatures
- Cantor Fitzgerald, L.P.: /s/ Brandon G. Lutnick, Brandon G. Lutnick/ Chief Executive Officer (10/06/2025)
- CF Group Management, Inc.: /s/ Brandon G. Lutnick, Brandon G. Lutnick/ Chief Executive Officer (10/06/2025)
- Brandon G. Lutnick: /s/ Brandon G. Lutnick, Brandon G. Lutnick / Self (10/06/2025)
Comment: Signature page to Brandon Lutnick Newmark Schedule 13D/A re: closing of divestiture